Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@konecranes.com

5 June, 2006

RECEIVED
2006 JUN 13 A 10:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

06014333

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 5 June, 2006.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

6/13

KONECRANES INC. SUBSIDIARY INCREASES ITS STAKE IN MMH HOLDINGS, INC. TO 90.9%

HMM Acquisition Corp., a wholly owned Konecranes Inc. subsidiary, has further increased its shareholding in MMH Holdings, Inc., the owner of U.S. based Morris Material Handling, Inc. to approx. 90.9%. The consideration for the additional stake amounts to approx. USD 10.3 million.

KCI Konecranes will present in more detail the financial effects of the acquisition on Wednesday 7 June once the outcome of due diligence investigations allows such assessments. KCI Konecranes organises a Capital Markets Day on Wednesday 7 June and the presentation by Pekka Lundmark, President & CEO, can be followed as a live webcast on www.konecranes.com.

The prior announcements regarding HMM Acquisition Corp.'s acquisition of a 59.2% stake and an increase to 74.5% stake of MMH Holdings, Inc. were published on 19 May and on 26 May 2006 respectively.

Morris Material Handling, Inc. has over 120 years of history in North America and is a recognised player in the maintenance service and overhead crane industry. Morris Material Handling, Inc. has its headquarters in Oak Creek, Wisconsin. Annual sales for the company in fiscal year 2005 were approximately USD 170 M. First half of fiscal year 2006 sales were USD 102 M, with an operating profit of USD 5.5 M (5.4% of sales). The company has approximately 980 employees. This information is based on Morris Materials Handling Inc.'s financial update published on May 10, 2006.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has over 6,000 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr. Teuvo Rintamäki, CFO, tel. + 358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media